UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ZAZA ENERGY CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

98919T 100

(CUSIP Number)

Todd Alan Brooks

1301 McKinney Street, Suite 2850

Houston, Texas 77010

713-595-1900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 18, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 98919T 100

1	Name of Reporting Person I.R.S. Identification No. of Above Person Blackstone Oil & Gas, LLC (26-1891683)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 20,820,200

	8	Shared Voting Power 41,490,401

	9	Sole Dispositive Power 20,820,200

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 62,310,601

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 58.1%

14	Type of Reporting Person OO

CUSIP No. 98919T 100

1	Name of Reporting Person I.R.S. Identification No. of Above Person Todd Alan Brooks Non Exempt Trust (76-6225850)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization N/A

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 20,820,200

	8	Shared Voting Power 41,490,401

	9	Sole Dispositive Power 20,820,200

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 62,310,601

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 58.1%

14	Type of Reporting Person OO

CUSIP No. 98919T 100

1	Name of Reporting Person I.R.S. Identification No. of Above Person Todd Alan Brooks

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO/PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S. Citizen, resides in Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 23,832,487

	8	Shared Voting Power 41,490,401

	9	Sole Dispositive Power 23,832,487

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 65,322,888

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 60.9%

14	Type of Reporting Person IN

CUSIP No. 98919T 100

1	Name of Reporting Person I.R.S. Identification No. of Above Person John E. Hearn, Jr.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S. Citizen, resides in Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 20,670,201

	8	Shared Voting Power 41,640,400

	9	Sole Dispositive Power 20,670,201

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 62,310,601

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 58.1%

14	Type of Reporting Person IN

CUSIP No. 98919T 100

1	Name of Reporting Person I.R.S. Identification No. of Above Person Omega Energy, LLC (74-2685513)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 20,820,200

	8	Shared Voting Power 41,490,401

	9	Sole Dispositive Power 20,820,200

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 62,310,601

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 58.1%

14	Type of Reporting Person OO

CUSIP No. 98919T 100

1	Name of Reporting Person I.R.S. Identification No. of Above Person Gaston L. Kearby

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S. Citizen, resides in Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 20,820,200

	8	Shared Voting Power 41,490,401

	9	Sole Dispositive Power 20,820,200

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 62,310,601

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 58.1%

14	Type of Reporting Person IN

SCHEDULE 13D

Filed Pursuant to Rule 13d-1

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends the statement on Schedule 13D relating to shares of common stock, par value $0.01 per share (the “Common Stock”), of ZaZa Energy Corporation, a Delaware corporation (the “Issuer”), filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on March 2, 2012 (the “Original Schedule 13D”), as amended by the Amendment No. 1 to the Original Schedule 13D, filed by the Reporting Persons with the Commission on November 21, 2012 (“Amendment No. 1).

Amendment No. 2  is filed to report an increase in the number of Shares and in the percentage of the outstanding common stock of the Issuer beneficially owned by the Reporting Persons as a result of certain acquisitions of Common Stock made by the Reporting Persons.  Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Original Schedule 13D, as amended by Amendment No. 1. Except as otherwise provided herein, each Item of the Original Schedule 13D, as amended by Amendment No. 1, remains unchanged.

Item 2.                                 Identity and Background.

Item 2 paragraph (c) is amended and restated in its entirety as follows:

(c)                                  Principal Business/Occupation or Employment.  The principal business of Blackstone and Omega is in the oil and gas industry.  The Trust is a testamentary trust and does not actively engage in conducting any business.  The Trust only owns investment assets and holding companies, including 100% of the equity of Blackstone.  The principal employment of Todd Alan Brooks is with the Issuer, which is also engaged in business in the oil and gas industry.  The principal employment of John E. Hearn, Jr., is President of Lara.  The principal employment of Gaston L. Kearby is President and Chief Executive Officer of Omega.

Item 3.                                 Source and Amount of Funds or Other Consideration.

The first sentence of Item 3 is amended and restated as follows:

As of the date of this Schedule 13D, each of Blackstone and the Trust is the beneficial owner of 20,820,200 shares of the Common Stock of the Issuer, Todd Alan Brooks is the beneficial owner of 23,832,487 shares of the Common Stock of the Issuer (including 50,000 shares that he owns beneficially as the general partner of FT Trading & Management, LP), John Hearn, as the general partner of Hearn Family Holdings, Ltd., a Texas limited partnership, is the beneficial owner of 20,670,201 shares of the Common Stock of the Issuer and each of Omega and Gaston Kearby is the beneficial owner of 20,820,200 shares of the Common Stock of the Issuer, and each set of beneficial owners may be deemed to be the beneficial owner of the other two sets of beneficial owners’ shares of Common Stock of the Issuer as a result of the Stockholders’ Agreement described below, which beneficial ownership is hereby disclaimed, except that, Todd Alan Brooks’ beneficial ownership described above includes (and is duplicative of) the 20,820,200 shares of Common Stock of the Issuer beneficially owned by Blackstone and the Trust.

Item 3 is also supplemented by adding the following at the end of such item:

On December 14, 2012, Lara transferred all shares of Common Stock of the Issuer owned by it to Hearn Family Holdings, Ltd.  John Hearn is the general partner of Hearn Family Holdings, Ltd. and accordingly remains the beneficial owner of such shares.

In December 2012, Todd Alan Brooks acquired 206,850 shares of Common Stock of the Issuer on the open market.  On December 13, 2012, the Issuer granted Todd Alan Brooks 100,000 shares of Common Stock of the Issuer as a bonus pursuant to his employment agreement with the Issuer and the Issuer’s Long Term Incentive Plan.  On April 18, 2013, the Issuer granted Todd Alan Brooks 1,197,861 shares of Common Stock of the Issuer as a bonus, of which 42,424 shares of Common Stock of the Issuer were withheld by the Issuer for taxes in connection with such bonus.  In May 2013, FT Trading & Management, LP, acquired 50,000 shares of Common Stock of the Issuer.  Todd Alan Brooks is the general partner of FT Trading & Management, LP and the beneficial owner of all of such shares.  On August 21, 2013, Todd Alan Brooks acquired 1,500,000 shares of Common Stock of the Issuer from the Issuer in a private placement.

Item 4.                                 Purpose of Transaction.

The first bullet point in the first paragraph of Item 4 is amended and restated in its entirety as follows:

•                                          the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer (other than the dispositions that took place on February 22, 2012, June 29, 2012, July 30, 2012, September 14, 2012 and April 19, 2013, and other than the acquisitions that took place in December, 2012, and April, May and August, 2013, in each case as described above);

Item 5.                                 Interests in Securities of the Issuer.

Item 5 paragraphs (a) and (b) are hereby amended and restated in their entirety as follows:

(a)                                 Aggregate Number and Percentage of Securities.  Todd Alan Brooks is the beneficial owner of 23,832,487 shares of Common Stock of the Issuer, John Hearn is the beneficial owner of 20,670,201 shares of the Common Stock of the Issuer and each of Omega and Gaston Kearby is the beneficial owner of 20,820,200 shares of the Common Stock of the Issuer, representing 22.2%, 19.3% and 19.4%, respectively, of the total number of issued and outstanding shares of Common Stock of the Issuer.  Blackstone and the Trust are the beneficial owners of 20,820,200 shares of Common Stock of the Issuer, which shares are included in (and duplicative of) the shares reported as being beneficially owned by Todd Alan Brooks.  In addition, each set of beneficial owners described above may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer held by the other two sets of beneficial owners described above as a result of the Stockholders’ Agreement described below, resulting in beneficial ownership of 65,322,888 shares of Common Stock of the Issuer (in the case of Todd Alan Brooks), representing 60.9% of the total number of issued and outstanding shares of Common Stock of the Issuer and 62,310,601 shares of Common Stock of the Issuer (in the case of the other Reporting Persons), representing 58.1% of the total number of issued and outstanding shares of Common Stock of the Issuer.  Each Reporting Person disclaims such additional beneficial ownership.

(b)                                 Power to Vote and Dispose.  Todd Alan Brooks has sole voting power over 23,832,487 shares of Common Stock of the Issuer, sole dispositive power over 23,832,487 shares of Common Stock of the Issuer and shared voting power over 41,490,401 shares of Common Stock of the Issuer.  Of those shares, each of Blackstone has sole voting power over 20,820,200 shares of Common Stock of the Issuer and shared voting power over 41,490,401 shares of Common Stock of the Issuer.  John E. Hearn, Jr. has sole voting power over 20,670,201 shares of Common Stock of the Issuer, sole dispositive power over 20,670,201 shares of Common Stock of the Issuer and shared voting power over 41,640,400 shares of Common Stock of the Issuer.  Each of Omega and Gaston L. Kearby has sole voting and dispositive power over 20,820,200 shares of Common Stock of the Issuer, sole dispositive power over 20,820,200 shares of Common Stock of the Issuer and shared voting power over 41,490,401 shares of Common Stock of the Issuer.

After reasonable inquiry, and to the best of the knowledge and belief of each of the Reporting Persons, the undersigned certifies that the information set forth in this Amendment No. 2 is true, complete and correct.

Date: October 11, 2013

BLACKSTONE OIL & GAS, LLC

	By:	/s/ Todd Alan Brooks
Todd Alan Brooks, President

TODD ALAN BROOKS NON EXEMPT TRUST

	By:	/s/ Todd Alan Brooks
Todd Alan Brooks, Trustee

/s/ Todd Alan Brooks
Todd Alan Brooks

/s/ John E. Hearn, Jr.
John E. Hearn, Jr.

OMEGA ENERGY, LLC

	By:	/s/ Gaston L. Kearby
Gaston L. Kearby, President

/s/ Gaston L. Kearby
Gaston L. Kearby

Attention:  Intentional misstatements or

omissions of fact constitute Federal

criminal violations (See 18 U.S.C. § 1001).